SmarTire Systems Inc.

Suite 150, 13151 Vanier Place

Richmond, British Columbia

Canada, V6V 2J1

T: 604.276.9884

F: 604.276.2350

www.smartire.com

NASDAQ: SMTR

NEWS RELEASE - May 19, 2003

Email: investor_relations@smartire.com

Contact: Susan Mader

1.800.982.2001

SmarTire Secures Significant Private Placement Financing

RICHMOND, BRITISH COLUMBIA, CANADA - May 19, 2003 - SmarTire Systems Inc. (Nasdaq: SMTR), a leading developer of innovative tire pressure and temperature monitoring technology, announces that it has closed the first tranche of a US$2.8 million Convertible Debenture private placement financing.

The closing of the first tranche involves the principal amount of $900,000. The second tranche under the private placement will involve another principal amount of $900,000 and will close within five trading days of the date that SmarTire files a registration statement with the Securities and Exchange Commission. The third tranche will involve $1,000,000 in principal amount and will close within five trading days of the date on which the registration statement is declared effective by the Securities and Exchange Commission. Terms of this financing will be released in the Company's 8-K filing.

HPC Capital Management introduced SmarTire to the investors and arranged for the financing. SmarTire is obligated to pay HPC Capital Management a placement fee in connection with the private placement. In addition to the $2.8 million, SmarTire has also recently secured financing from two offshore private placements with gross proceeds of $400,000 and a short-term secured promissory note issued to an accredited investor for gross proceeds of $250,000.

SmarTire intends to apply the proceeds from these financings to fund ongoing operations, purchase inventory to satisfy current and projected product demand and retire approximately $500,000 of debt obligations.

The securities issued pursuant to these private placements have not been registered under the Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements of the Securities Act of 1933.

Incorporated in 1987, SmarTire is a public company with offices in North America and the United Kingdom. Additional information can be found at www.smartire.com.

"Jeff Finkelstein"

Jeff Finkelstein, C.A.

Chief Financial Officer

This news release may include statements about expected future events and/or financial results that are forward-looking in nature and subject to risks and uncertainties. Forward-looking statements in this release include, but are not limited to, the anticipated demand for tire monitoring technology, sales of SmarTire's products and technology to original equipment manufacturers, the size of the market, the impact and scope of the new United States legislation, and the technical uncertainty of future products. It is important to note that actual outcomes and the Company's actual results could differ materially from those in such forward-looking statements. Factors that could cause actual results to differ materially include general factors such as insufficient investor interest in the Company's securities, the impact of competitive products and pricing and general economic conditions as they affect the Company's customers, and specific risks such as the uncertainty of the requirements demanded and timing specified by U.S. government, reliance on third party manufacturers to produce SmarTire products and technology, and, the Company's ability to source product components in a timely manner. Readers should also refer to the risk disclosures outlined in the Company's annual report of Form 10-KSB for the last completed fiscal year filed with the SEC.